SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

13 November, 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. Interim Results announcement made on 13 November, 2008

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November 13, 2008

SECOND QUARTER AND HALF YEAR RESULTS TO SEPTEMBER 30, 2008

SECOND QUARTER - KEY POINTS

Revenue of £5,303 million, up 4 per cent

EBITDA before specific items [1] and leaver costs of £1,429 million, down 1 per cent

BT Global Services EBITDA before leaver costs of £119 million, down 36 per cent

Operating profit before specific items [1] and leaver costs of £744 million, down 1 per cent

Profit before taxation, specific items [1] and leaver costs of £590 million, down 11 per cent

Earnings per share before specific items [1] and leaver costs of 5.9 pence, down 3 per cent

Interim dividend maintained at 5.4 pence per share

Free cash inflow of £369 million, up by £198 million

The income statement, cash flow statement and balance sheet from which this information is extracted are set out on pages 17 to 23.

Ian Livingston, Chief Executive, commenting on the second quarter's results, said:

"Three out of our four business units, BT Retail, BT Wholesale and Openreach are delivering on or ahead of target. But profits in BT Global Services are simply not good enough and we are taking decisive action to put matters right. We have appointed Hanif Lalani as the new CEO of BT Global Services and he will continue to grow the business while reducing the cost base.

Demand for our BT Global Services proposition remains strong, revenue grew strongly in the quarter and the pipeline is healthy. What we have to do now is translate revenue growth into better profitability.

We continue to expect BT group revenue to grow for the full year. However because of the reduction in profitability in BT Global Services, group EBITDA
2
 is likely to show a small decline in the current financial year."

1
Specific items are significant one off or unusual items as defined in note 4 on page 27.

2
Before specific items and leaver costs.

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO SEPTEMBER 30, 2008
	Second quarter			Half year
	2008 £m	2007 £m	Better (worse) %	2008 £m	2007 £m	Better (worse) %
Revenue	5,303	5,095	4	10,480	10,128	3

EBITDA
- before specific items and leaver costs	1,429	1,448	(1)	2,862	2,873	-
- before specific items	1,393	1,405	(1)	2,753	2,822	(2)

Operating profit
- before specific items and leaver costs	744	755	(1)	1,486	1,471	1
- before specific items	708	712	(1)	1,377	1,420	(3)
- after specific items	670	521	29	1,312	1,179	11

Profit before taxation
- before specific items and leaver costs	590	660	(11)	1,203	1,318	(9)
- before specific items	554	617	(10)	1,094	1,267	(14)
- after specific items	516	435	19	1,029	1,035	(1)

Earnings per share
- before specific items and leaver costs	5.9p	6.1p	(3)	12.0p	12.1p	(1)
- before specific items	5.6p	5.7p	(2)	10.9p	11.7p	(7)
- after specific items	5.2p	4.2p	24	10.3p	11.6p	(11)

Capital expenditure	766	799	4	1,568	1,702	8

Free cash flow	369	171	116	(365)	19	n/m

Interim dividend				5.4p	5.4p	-

Net debt				11,028	9,618	(15)

The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on page 27. Leaver costs are shown in note 3(b) on page 27.

     The income statement, cash flow statement and balance sheet are provided on pages 17 to 23. A reconciliation of EBITDA before specific items and leaver costs to group operating profit is provided on page 32. A definition and reconciliation of free cash flow and net debt are provided on pages 29 to 31.

INTERIM MANAGEMENT REPORT
GROUP RESULTS - SECOND QUARTER TO SEPTEMBER 30, 2008
Revenue at £5,303 million was 4 per cent higher in the quarter, with continued growth in managed solutions and broadband and convergence revenue. EBITDA before specific items and leaver costs decreased by 1 per cent year on year, primarily due to the decline in BT Global Services EBITDA. The other lines of business have performed well in uncertain economic conditions, both BT Retail and Openreach delivered growth in EBITDA and in BT Wholesale the rate of year on year EBITDA decline has slowed compared with recent quarters.
The decline in EBITDA in BT Global Services is disappointing, and is primarily due to slower than anticipated delivery of efficiency savings, the continued decline in higher margin
UK
 business and the negative effects of currency movements. W
e have taken decisive action to rectify the situation and are focused on speeding up the execution of our cost efficiency and margin improvement initiatives. François Barrault resigned as Chief Executive, BT Global Services and as a BT Group plc
Board director on October 30, 2008. He has been replaced by Hanif Lalani, currently Group Finance Director. The business continues to offer a compelling customer proposition and order intake in BT Global Services remains strong, with contract wins of £1.8 billion in the second quarter and £8.4 billion achieved over the last 12 months.
Earnings per share before specific items and leaver costs decreased by 3 per cent to 5.9 pence.
    We had 13.3 million wholesale broadband connections (DSL and LLU) at September 30, 2008, including 5.1 million local loop unbundled lines. There were 258,000 net additional broadband connections in the quarter. Our retail share of those net additions was 27 per cent. In the maturing broadband market, we remain the
UK
's number one retail broadband provider with a customer base of 4.6 million. BT's retail market share of the DSL and LLU installed base was 34 per cent at September 30, 2008.

Revenue
Revenue at £5,303 million was 4 per cent higher than last year. Foreign exchange movements and the impact of acquisitions contributed £112 million and £126 million, respectively, to revenue growth. Managed solutions revenue, including MPLS and networked IT services, increased by 23 per cent to £1,523 million, and broadband and convergence revenue increased by 2 per cent to £649 million. This was partially offset by an 8 per cent decline in revenue from calls and lines to £1,601 million, together with a 4 per cent decline in revenue from transit, conveyance, interconnect circuits, WLR, global carrier and other wholesale products to £822 million.
     Revenue from our Major corporate customer segment increased by 15 per cent to £2,055 million, reflecting the increased take up of our networked IT services, the favourable impact of foreign exchange movements and recent acquisitions.
Revenue from our Business customer segment (comprising smaller and medium sized
UK
 businesses) increased by 3 per cent to £660 million, mainly due to acquisitions.
Revenue from our Consumer customer segment decreased by 4 per cent to £1,236 million, with the impact of lower calls and lines revenue being partially offset by growth in broadband revenue. The 12 month rolling average revenue per consumer household increased by £5 in the quarter to £283, reflecting the increasing number of customers buying multiple services from BT, particularly the take up of broadband in our existing customer base, together with the successful retention of higher value customers.
Wholesale (
UK
 and global carrier) customer revenue decreased by 2 per cent to £1,341 million, an improvement in the level of decline seen in the first quarter. The year on year decline is a result of the decrease in low margin transit revenue and conveyance volumes, the impact of volume and price reductions on DSL broadband and a net decline in revenue from migrations to local loop unbundling (LLU) arrangements, which were partially offset by strong growth in managed network solutions revenue and growth in global carrier revenue.

Operating results
Group operating costs before specific items and leaver costs increased by 6 per cent to £4,666 million, largely due to foreign exchange rate movements of £122 million and acquisitions of £120 million. Our cost efficiency programmes delivered gross savings of £161 million in the quarter. As part of our ongoing efficiency programmes we expect to reduce our total labour resource by some 10,000 by the end of the current financial year, the majority of which will be in the area of indirect labour, including agency, contractors, subcontractors and offshore workers. Staff costs before leaver costs increased by 2 per cent to £1,322 million, largely due to acquisitions made in the past 12 months, with the impact of pay inflation being more than offset by efficiency savings. Leaver costs before specific items were £36 million in the quarter (£43 million last year). Payments to other telecommunication operators decreased by 1 per cent to £1,043 million, with the growth in global carrier volumes being more than offset by the decline in UK transit volumes and price reductions. Other operating costs before specific items of £1,771 million increased by 13 per cent, reflecting the adverse impact of foreign exchange, increased costs of sales due to growth in our BT Global Services networked IT services business, the impact of acquisitions and delays in the delivery of cost efficiency savings within BT Global Services. Through hedging strategies we have been able to reduce the impact of higher energy and fuel costs. Depreciation and amortisation decreased by 1 per cent year on year to £685 million.
Other operating income before specific items increased by £34 million to £107 million in the quarter, and included some up front benefits from the transformation of our operational cost base through global sourcing and process improvement, together with income from the sale of scrap materials and cable recoveries.
    Group operating profit before specific items and leaver costs decreased by 1 per cent to £744 million, and margin decreased to 14.0 per cent compared with 14.8 per cent last year.

Earnings
    Net finance expense before specific items was £159 million, an increase of £67 million year on year. The increase in net finance expense primarily reflects the higher average net debt, due mainly to the share buyback programme through to the end of July 2008 and acquisitions, together with a £27 million reduction in net finance income associated with our defined benefit pension scheme to £78 million.
    The effective tax rate on the profit before specific items was 22.8 per cent (24.8 per cent last year) compared with the UK statutory rate of 28 per cent (30 per cent last year), reflecting the continued focus on tax efficiency within the group.
    Profit before taxation, specific items and leaver costs of £590 million decreased by 11 per cent year on year.
Earnings per share before specific items and leaver costs decreased by 3 per cent to 5.9 pence. This is based on average shares in issue of 7,697 million (8,108 million last year) with the reduction being due to the shares repurchased under the buyback programme.

Specific items
    Specific items are defined in note 4 on page 27. Specific items were a net charge before tax of £38 million and a net charge after tax of £28 million (£125 million last year). Specific items in the quarter wholly relate to the final tranche of restructuring costs incurred on our transformation and reorganisation activities which mainly comprised manager leaver, transformation programme and property exit costs.
    Earnings per share after specific items were 5.2 pence in the quarter (4.2 pence last year).

Cash flow and net debt
    Net cash inflow from our operating activities in the second quarter increased to £1,223 million compared with £1,030 million last year. This was reflected in free cash flow which was an inflow of £369 million, being £198 million higher than last year. The higher free cash inflow reflects the impact of the lower working capital outflow, lower capital expenditure and lower restructuring costs, which were partially offset by higher interest paid.
Net cash outflow for the purchase of property, plant and equipment and software was £712 million (£798 million last year). The net cash outflow on acquisition of subsidiaries in the quarter was £93 million (£69 million last year) and principally related to the acquisition of Ribbit Corporation and Ufindus Ltd. In the quarter we repurchased 24 million shares (116 million last year) for a total consideration of £50 million (£362 million last year), resulting in a cash outflow of £63 million (£353 million last year).
Net debt was £11,028 million at September 30, 2008 compared with £9,618 million at September 30, 2007 and £9,460 million at March 31, 2008. This increase mainly reflects £1.4 billion invested in the share buyback programme and acquisitions over the past 12 months. Free cash flow and net debt are defined and reconciled in notes 8 and 9 on pages 29 to 31.

GROUP RESULTS - HALF YEAR TO SEPTEMBER 30, 2008
Revenue and operating results
Revenue increased by
3 per cent in the half year to £10,480
 million. Foreign exchange movements and the impact of acquisitions contributed £205 million and £266 million, respectively, to revenue growth. Managed solutions revenue increased by 22 per cent to £2,931 million, and broadband and convergence revenue increased by 3 per cent to £1,289 million. This was partially offset by a 7 per cent decline in revenue from calls and lines to £3,248 million, and a 6 per cent decline in revenue from transit, conveyance, interconnect circuits, WLR, global carrier and other wholesale products to £1,649 million.
Operating costs before specific items and leaver costs were £9,191 million, 4 per cent higher than last year largely due to foreign exchange movements of £223 million and acquisitions of £246 million. Our cost efficiency programmes delivered gross savings of £306 million in the half year. Leaver costs before specific items were £109 million in the half year (£51 million last year), primarily due to the earlier timing of leaver payments falling in the first quarter.
EBITDA before specific items and leaver costs was £2,862
 million, flat compared with last year. Group operating profit before specific items and leaver costs was £1,486 million, 1 per cent higher than last year.

Earnings
    Net finance expense before specific items was £289 million in the half year, an increase of £142 million year on year. The increase in net finance expense primarily reflects the higher average net debt, due mainly to the share buyback programme and acquisitions, together with a £54 million reduction in net finance income associated with our defined benefit pension scheme.
    The group achieved a profit before taxation, specific items and leaver costs of £1,203 million, a 9 per cent decrease on last year.
    The effective tax rate on the profit before specific items was 22.8 per cent (24.8 per cent last year).
    Earnings per share before specific items and leaver costs were 12.0 pence in the half year (12.1 pence last year).

Specific items
    Specific items are defined in note 4 on page 27. Specific items were a net charge before tax of £65 million (£232 million last year), wholly relating to the final tranche of restructuring costs. Restructuring costs mainly comprise manager leaver, transformation programme and property exit costs. The net charge was offset by a tax credit of £18 million (£226 million last year).

Cash flow and net debt
    Net cash inflow from operating activities in the half year amounted to £1,610 million compared with £1,878 million last year. This was reflected in free cash flow which was a net outflow of £365 million in the half year compared with an inflow of £19 million last year. The lower free cash flow is primarily the result of the higher net working capital outflow in the first quarter and higher net interest paid, partly offset by lower tax payments, lower capital expenditure and lower restructuring costs. Free cash flow in the prior half year also included pension deficiency payments of £320 million and the final receipt of £504 million in relation to the settlement of open tax years up to 2004/05 agreed with HMRC.
    The net cash outflow on acquisition of subsidiaries in the half year, principally Wire One Holdings Inc, Ribbit Corporation and Ufindus Ltd, amounted to £187 million, compared with £233 million last year. During the half year the group raised new long term borrowings of £794 million at an average annualised interest rate of 7.7 per cent. Dividend payments were broadly flat year on year at £787 million (£786 million last year), due to the reduced number of shares in issue as a result of the share buyback programme. Under the share buyback programme we purchased 143 million shares for a total consideration of £307 million (£727 million last year) during the half year, which is reflected in a cash outflow of £334 million (£735 million last year).

Pensions
The IAS 19 net pension position at September 30, 2008 was a surplus of £0.6 billion net of tax (£0.9 billion gross of tax), compared with a surplus of £2.0 billion at March 31, 2008 (£2.8 billion gross of tax), being a decrease of £1.4 billion net of tax (£1.9 billion gross of tax). The market value of the BT Pension Scheme assets was £34.4 billion at September 30, 2008 (£37.3 billion at March 31, 2008). The value of the BT Pension Scheme liabilities was £33.4 billion (£34.4 billion at March 31, 2008).
The IAS 19 position is based on an AA bond rate of 7.25 per cent (6.85 per cent at March 31, 2008) and an inflation rate of 3.55 per cent (3.50 per cent at March 31, 2008). The net effect of these assumptions on the liabilities has partly offset the reduction in the value of the scheme assets.
We have been undertaking a review of our
UK
 pension arrangements and have had extensive discussions with our recognised trade unions and pension scheme trustees. The recognised trade unions are supportive of the proposed changes and will recommend these to their members in a consultative ballot. We are in a period of comprehensive consultation with our
UK
 employees. The aim of this review is to provide long term sustainability, flexibility and fairness.
Several proposed changes to the BT Pension Scheme, our defined benefit scheme, have been put forward including: an increase in the normal retirement age to 65; changing the final salary link to a career average revalued earnings basis; an increase in the rate of member contributions; changes in accrual rates; and ceasing to contract out of the State Second Pension. We propose implementing these changes with effect from April 2009 and they will only affect future benefit accruals. Accrued benefits built up before April 2009 are unaffected. We are also introducing an additional flexibility option for members at retirement.
Final decisions regarding the review will be taken once the consultation period with employees has been completed early in 2009. The changes, if implemented, will reduce the ongoing cost of our defined pension schemes by about £100 million per annum and will reduce the BT Pension Scheme's exposure to key risks such as mortality and inflation thereby improving the sustainability of the scheme.
The next triennial actuarial funding valuation of the BT Pension Scheme will be carried out as at December 31, 2008 and will reflect the impact of any final changes to the terms of the scheme. We have also agreed actions with the trustees that have reduced the scheme's exposure to equities, which stood at 35 per cent as at September 30, 2008 compared with 60 per cent as at the December 31, 2005 valuation.

Global Platforms
The rollout of our 21st Century Network (21CN) continued during the quarter. The footprint for Wholesale Broadband Connect, BT's 21CN broadband service offering speeds of up to 24 Mbit/s, passed 8 per cent of the addressable
UK
 market, up from 5 per cent in the first quarter and remains on track to achieve 40 per cent by April 2009 and 60 per cent of the
UK
 market by March 2010. Eight Communications Providers (CPs) are currently marketing the new service and we expect take up to rise as the available footprint increases.
    Next generation Ethernet rollout also made further progress during the quarter with 110 nodes now built out. BT Global Services launched its new Ethernet service on 21CN in October 2008. BT's Ethernet footprint will rise to 600 nodes in the
UK
 by April 2009, providing coverage to 30 per cent of businesses.
    In July 2008, BT announced the acquisition of Ribbit Corporation to underpin and accelerate our software-driven 21CN innovation strategy. The acquisition will help BT, our customers and third parties to bring new ideas, applications, experiences and business models to life on 21CN.
Phase 1 of our fibre to the home pilot has been delivered at Ebbsfleet, the first residents having moved into their new fibre enabled homes during September 2008 and enjoying speeds of up to 100 Mbit/s. We have also announced the two sites for operational pilots of fibre to the cabinet (FTTC) which will begin in Summer 2009. Two exchanges, one in Muswell Hill,
London
 and one in Whitchurch,
South Glamorgan
, each of which will have up to 15,000 premises available, will be accessible to CPs planning to conduct FTTC pilots.

Principal risks
We have processes for identifying, evaluating and managing our risks. This risk assessment process is updated at least annually and we have a detailed risk management process which identifies the principal risks we face. Details of our principal risk factors can be found on pages 33 to 35 in the 2008 Annual Report & Form 20-F and are summarised in note 15 on page 35.
There have been no significant changes to the principal risks in the half year to September 30, 2008, some or all of which have the potential to impact our results or financial position during the remaining six months of the financial year.
In advance of the difficult credit market conditions, we raised long term funds of £4.3 billion in the period since June 2007. Our total term debt and committed facilities of £13.3 billion provide us with a strong liquidity and funding position and, based on current expectations, the group has no significant re-financing requirements until December 2010. Cash collection from our customers remains strong, in spite of the current economic uncertainty.

Related party transactions
Transactions with related parties during the half year to September 30, 2008 are disclosed in note 14 on page 34. These transactions have not had a material impact on the financial position or the results of the group.

Dividends
The Board has declared an interim dividend of 5.4 pence per share, in line with last year, to be paid on February 9, 2009 to shareholders on the register on December 30, 2008. The ex dividend date is December 24, 2008. The election date for participation in BT's Dividend Investment Plan in respect of this dividend is December 30, 2008.

Outlook
We continue to expect to grow revenue in the current financial year. BT Retail, BT Wholesale and Openreach are currently delivering financial results in line with or slightly ahead of expectations, but we now expect BT Global Services to deliver a full year EBITDA¹ margin in the range of 7 to 8 per cent. As a result, group EBITDA¹ is likely to show a small decline in the current financial year, with the consequent impact on earnings per share¹ and free cash flow.
The actions we are taking in BT Global Services will drive improved margin performance as the cost base is restructured. In BT Retail, we continue to expect to see EBITDA¹ growth this year. In BT Wholesale, the trends in the third quarter will be similar to the second quarter, but are expected to improve in the last quarter of the year. We continue to expect a stable performance in Openreach this year compared with last year.
¹ before specific items and leaver costs.
____________________________________________________________________________
The third quarter results are expected to be announced on February 12, 2009.

LINE OF BUSINESS RESULTS - SECOND QUARTER TO SEPTEMBER 30, 2008
BT Global Services

	Second quarter to September 30				Half year to September 30
	2008	2007*	Better (worse)		2008	2007*
	£m	£m	£m	%	£m	£m
Revenue	2,157	1,883	274	15	4,209	3,698
Gross profit	611	663	(52)	(8)	1,354	1,324
SG&A before leaver costs	492	477	(15)	(3)	1,040	960
EBITDA before leaver costs	119	186	(67)	(36)	314	364
Depreciation and amortisation	172	179	7	4	353	350
Operating (loss) profit before leaver costs	(53)	7	(60)	n/m	(39)	14

*Restated to reflect changes to the group's organisational structure and internal trading arrangements
Revenue from our BT Global Services business increased by 15 per cent year on year, due in broadly equal proportions to organic growth, the impact of foreign exchange rate movements and acquisitions. We saw a continued strong performance outside the
UK
, with revenue growth of 30 per cent, including the impact of foreign exchange and recent acquisitions. MPLS revenue growth of 44 per cent has been driven by new customer connections which increased to over 5,200 per month during the quarter (averaging 3,100 per month last year).
The EBITDA performance is disappointing. EBITDA before leaver costs decreased to £119 million, resulting in an EBITDA margin of 5.5 per cent. The fall in EBITDA is due primarily to the slower than anticipated delivery of efficiency savings and the continued decline in higher margin
UK
 business. EBITDA has also been adversely impacted by £11 million due to foreign exchange rate movements. Depreciation and amortisation decreased by 4 per cent to £172 million, resulting in an operating loss of £53 million. We already have in place a number of cost efficiency and margin improvement initiatives and we are now focussed on accelerating the execution of these initiatives which will deliver future margin improvement.
Total order intake in the quarter amounted to £1.8 billion, up 11 per cent year on year, bringing the value of orders achieved over the last 12 months to £8.4 billion. Networked IT services contract orders of £1.1 billion were won in the quarter, up 31 per cent year on year. These included a £184 million 10 year strategic partnership with South Tyneside Council for the delivery of a number of key council services, including the development of a shared services centre. In addition, the partnership will deliver improved services to the residents of
South Tyneside
 and significant savings to the council over the 10 year contract. We were also awarded a contract to manage a large part of BMW Group's communication infrastructure, including VoIP, contact centres, e-mail services and video conferencing.

In total, 134 new customers, excluding acquisitions, outside the
UK
 signed orders with us in the quarter.
BT Retail

	Second quarter to September 30				Half year to September 30
	2008	2007*	Better (worse)		2008	2007*
	£m	£m	£m	%	£m	£m
Revenue	2,127	2,126	1	-	4,236	4,173
Gross profit	826	786	40	5	1,603	1,527
SG&A before leaver costs	405	399	(6)	(2)	814	809
EBITDA before leaver costs	421	387	34	9	789	718
Depreciation and amortisation	103	106	3	3	202	215
Operating profit before leaver costs	318	281	37	13	587	503

*Restated to reflect changes to the group's organisational structure and internal trading arrangements
BT Retail's revenue was maintained at £2,127 million, with a 25 per cent increase in networked IT services and a 12 per cent increase in broadband and convergence being offset by a 7 per cent decline in calls and lines revenue. Gross margin improved by 1.9 percentage points as a result of improved product mix and cost efficiencies. SG&A costs increased by 2 per cent reflecting the benefit of cost efficiency programmes, more than offset by recent acquisitions. EBITDA before leaver costs grew 9 per cent and operating profit before leaver costs increased by 13 per cent. Our key customer service programmes focus on getting processes 'right first time' to provide a better service for our customers and also allow us to reduce the cost of failure and invest in delivering additional benefits and services for our customers.
Revenue from our Consumer unit declined by 3 per cent, reflecting a decrease in calls and lines revenue which was partly offset by growth in broadband revenue. During the quarter we launched our enhanced BT Basic service, which ensures those on low incomes have access to an affordable phone service.
Broadband revenue grew by 12 per cent year on year, with net additions of 69,000 in the second quarter, taking us to 4.6 million customers, and retaining our status as the
UK
's most popular broadband supplier. As market leader in what is now a more mature market, BT's retail market share of the DSL and LLU installed base was 34 per cent at September 30, 2008.
BT Vision, our next generation television service, now has 340,000 customers. Of the new customers added in the quarter, an average of 83 per cent chose to take a subscription pack, nearly three times as many as last year. September also saw the launch of a new high definition movie service including blockbuster titles from NBC Universal available for as little as £2.95 per film. These are available to all BT Vision customers without the need for any additional monthly subscriptions or changes to existing BT Vision hardware.
Openzone usage continued to grow strongly, achieving a peak of 10 million minutes per week in September. During the quarter we expanded the number of UK Openzone hotspots, which now stands at more than 3,400, by completing a deal with the British Waterways Scotland to enable use of Wi Fi connectivity to the 24 million visitors and 1,300 transiting boats using the Scottish canal system. Through our roaming partners and the BT Fon members, our customers can access the internet from over 50,000 locations overseas and over 100,000 locations in the
UK
 and
Ireland
.
Our BT Business division achieved revenue growth of 2 per cent in the quarter, mainly due to the acquisition of Basilica and Lynx towards the end of the second quarter last year. Our dedication to delivering expert IT and communications services, designed exclusively to meet the requirements of SMEs, has delivered 25 per cent growth in networked IT services revenue. The number of customers registered on BT Tradespace, our online community and marketplace for UK SMEs, grew 90 per cent against the prior quarter to almost 250,000. During the quarter we also secured a number of major contract wins, including Liberty International, which owns and manages commercial properties in the
UK
.
The Enterprises division delivered revenue growth of 3 per cent, driven by growth in BT Conferencing which was partly due to the acquisition of Wire One.
 During the quarter we announced the inclusion of Cisco Telepresence in our growing unified communications video portfolio, which enables customers to communicate and collaborate in different locations all over the world, in high resolution transmissions without the need to travel. BT is now the number one video conferencing provider in the world.
BT Ireland recorded a good financial performance in the quarter with 5 per cent revenue growth, improved EBITDA margins and stronger free cash flows. Continued demand for MPLS and networked IT services in particular resulted in us securing a number of large business and wholesale contracts with customers including EMC, HEAnet and the Northern Ireland Department of Finance & Personnel.

BT Wholesale

	Second quarter to September 30				Half year to September 30
	2008	2007*	Better (worse)		2008	2007*
	£m	£m	£m	%	£m	£m
External revenue	860	947	(87)	(9)	1,709	1,957
Internal revenue	308	309	(1)	-	615	617
Revenue	1,168	1,256	(88)	(7)	2,324	2,574
Gross profit	359	406	(47)	(12)	716	829
SG&A before leaver costs	39	44	5	11	74	92
EBITDA before leaver costs	320	362	(42)	(12)	642	737
Depreciation and amortisation	172	210	38	18	342	419
Operating profit before leaver costs	148	152	(4)	(3)	300	318

*Restated to reflect changes to the group's organisational structure and internal trading arrangements
BT Wholesale's revenue declined by 7 per cent to £1,168 million, an improvement in the rate of decline since the first quarter. The year on year decline continues to reflect the impact of the reduction in low margin transit revenue (£75 million), a decline in conveyance revenue (£29 million) and a reduction in broadband revenue (£39 million) as a result of migrations to LLU. This was partially offset by continued growth in our new managed network solutions business which grew by 50 per cent to £108 million. Managed network solutions now represents 13 per cent of external revenue compared with 8 per cent last year. The proportion of BT Wholesale's full year revenue underpinned by fixed term contracts remains at around one third. Internal revenue was broadly flat at £308 million.
Gross profit decreased by 12 per cent to £359 million, principally reflecting the impact of LLU migrations on our broadband profitability. The gross margin impact of our revenue decline was partially offset through cost efficiency initiatives. We continue to benefit from our headcount driven efficiency activities, which contributed to a reduction in SG&A costs of 11 per cent. In addition, continued improvements in operational performance, and our focus on getting processes 'right first time' is helping to eliminate costs through improved quality of service. We expect to benefit from further improvements in this area during the remainder of the year.
EBITDA before leaver costs decreased by 12 per cent to £320 million, an improvement in the rate of decline seen since the first quarter. Depreciation and amortisation decreased by 18 per cent to £172 million. Operating profit before leaver costs was £148 million in the quarter.
During the quarter, we signed a long term managed network solutions contract withT-Mobile and 3 UK, through their joint venture company, Mobile Broadband Network Ltd (MBNL), for a five year managed network solutions agreement to provide high speed, next generation links connecting 7,500 base station sites on their consolidated 3G infrastructure. The network services contract supersedes the existing contracts that we had in place with both T-Mobile and 3 UK.

    3.4 million
UK
 homes and businesses are now receiving services through our white label platforms, an increase of about 400,000 in the quarter. We recently completed the successful migration of Sky's 'Sky Talk' customers to our platform.
We continued the roll out of our 21CN-supported next generation broadband and Ethernet services during the quarter. To date, significant long term contracts have been signed with four of the five main mobile operators who are using the Ethernet service to underpin the rapid growth of mobile broadband services. In addition, the business is actively addressing a rapidly growing demand for the new service from our fixed line CP customers.

Openreach

	Second quarter to September 30				Half year to September 30
	2008	2007*	Better (worse)		2008	2007*
	£m	£m	£m	%	£m	£m
External revenue	237	208	29	14	471	419
Revenue from other BT lines of business	1,066	1,099	(33)	(3)	2,138	2,209
Revenue	1,303	1,307	(4)	-	2,609	2,628
Operating costs before leaver costs	814	836	22	3	1,629	1,675
EBITDA before leaver costs	489	471	18	4	980	953
Depreciation and amortisation	189	170	(19)	(11)	373	351
Operating profit before leaver costs	300	301	(1)	-	607	602

*Restated to reflect changes to the group's organisational structure and internal trading arrangements
Openreach's external revenue continued to increase, and at £237 million was 14 per cent higher than last year. This has been driven by the increase in the provision of backhaul services and the migration of lines to LLU and WLR by external CPs, which has more than offset the decline in connections. At September 30, 2008 we had 5.1 million external LLU lines (net additions of 0.3 million in the quarter) and 5.1 million WLR lines and channels (net additions of 0.2 million in the quarter).
Revenue from other BT lines of business decreased by 3 per cent, primarily due to lower connections and the impact of the continued migration to LLU and WLR by external CPs. At September 30, 2008 we had 8.2 million LLU lines, and 21.0 million WLR lines and channels with other BT lines of business which are both slightly down in the quarter due to the volume shift from wholesale broadband to LLU. Total revenue at £1,303 million in the quarter has remained broadly flat.
Operating costs decreased by £22 million to £814 million in the quarter. Our investment in service has led to continued improvements in lead times, with the average time reduced by 24 per cent, and the number of access faults decreasing by 21 per cent compared with last year. The benefits from this investment and lower connection activity have more than offset the effects of inflation, resulting in an overall 3 per cent reduction in operating costs.
EBITDA before leaver costs increased by 4 per cent to £489 million. Depreciation and amortisation costs increased by £19 million to £189 million due to increased depreciation on LLU assets, 21CN and equivalent systems, reflecting the high level of capital investment in prior periods. Operating profit before leaver costs was flat at £300 million.

GROUP INCOME STATEMENT
for the three months to September 30, 2008

		Before specific items	Specific items (note 4)	Total
	Notes	£m	£m	£m

Revenue	2	5,303	-	5,303
Other operating income		107	-	107
Operating costs	3	(4,702)	(38)	(4,740)
Operating profit		708	(38)	670

Finance expense		(821)	-	(821)
Finance income		662	-	662
Net finance expense	5	(159)	-	(159)

Share of post tax profits of associates and joint ventures		5	-	5

Profit before taxation		554	(38)	516

Taxation		(126)	10	(116)

Profit for the period attributable to equity shareholders		428	(28)	400

Earnings per share	7
- basic		5.6p		5.2p
- diluted		5.5p		5.2p

G ROUP INCOME STATEMENT
for the three months to September 30, 2007

		Before specific items	Specific items (note 4)	Total
	Notes	£m	£m	£m

Revenue	2	5,095	-	5,095
Other operating income		73	-	73
Operating costs	3	(4,456)	(191)	(4,647)
Operating profit		712	(191)	521

Finance expense		(719)	-	(719)
Finance income		627	-	627
Net finance expense	5	(92)	-	(92)

Share of post tax losses of associates and joint ventures		(3)	-	(3)
Profit on disposal of associate		-	9	9

Profit before taxation		617	(182)	435

Taxation		(153)	57	(96)

Profit for the period attributable to equity shareholders		464	(125)	339

Earnings per share	7
- basic		5.7 p		4.2 p
- diluted		5.6 p		4.1p

GROUP INCOME STATEMENT
for the six months to September 30, 2008

		Before specific items	Specific items (note 4)	Total
	Notes	£m	£m	£m

Revenue	2	10,480	-	10,480
Other operating income		197	-	197
Operating costs	3	(9,300)	(65)	(9,365)
Operating profit		1,377	(65)	1,312

Finance expense		(1,617)	-	(1,617)
Finance income		1,328	-	1,328
Net finance expense	5	(289)	-	(289)

Share of post tax profits of associates and joint ventures		6	-	6

Profit before taxation		1,094	(65)	1,029

Taxation		(249)	18	(231)

Profit for the period		845	(47)	798
Attributable to:
Equity shareholders		844	(47)	797
Minority interests		1	-	1

Earnings per share	7
- basic		10.9p		10.3p
- diluted		10.8p		10.2p

GROUP INCOME STATEMENT
for the six months to September 30, 2007

		Before specific items	Specific items (note 4)	Total
	Notes	£m	£m	£m

Revenue	2	10,128	-	10,128
Other operating income		140	(1)	139
Operating costs	3	(8,848)	(240)	(9,088)
Operating profit		1,420	(241)	1,179

Finance expense		(1,399)	-	(1,399)
Finance income		1,252	-	1,252
Net finance expense	5	(147)	-	(147)

Share of post tax losses of associates and joint ventures		(6)	-	(6)
Profit on disposal of associate		-	9	9

Profit before taxation		1,267	(232)	1,035

Taxation		(314)	226	(88)

Profit for the period		953	(6)	947
Attributable to:
Equity shareholders		952	(6)	946
Minority interests		1	-	1

Earnings per share	7
- basic		11.7 p		11.6 p
- diluted		11.3 p		11.3 p

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the six months to September 30, 2008

	Half year to September 30
	2008	2007
	£m	£m

Profit for the period	798	947

Actuarial (losses) gains on defined benefit pension schemes	(2,040)	2,065
Exchange differences on translation of foreign operations	37	(1)
Fair value movements on cash flow hedges
- fair value gains (losses)	286	(71)
- recycled and reported in net profit	(347)	84
Movement in assets available for sale reserve	4	-
Tax on items taken directly to equity	533	(714)

Net (losses) gains recognised directly in equity	(1,527)	1,363

Total recognised income for the period	(729)	2,310
Attributable to:
Equity shareholders	(730)	2,308
Minority interests	1	2

GROUP CASH FLOW STATEMENT
for the three months and six months to September 30, 2008

	Second quarter to September 30		Half year to September 30
	2008	2007	2008	2007
	£m	£m	£m	£m

Cash flow from operating activities
Cash generated from operations (note 8 (a))	1,225	1,030	1,612	1,494
Income taxes (paid) received	(2)	-	(2)	384
Net cash inflow from operating activities	1,223	1,030	1,610	1,878

Cash flow from investing activities
Interest received	5	11	12	86
Dividends received from associates and joint ventures	3	-	3	1
Proceeds on disposal of property, plant and equipment	13	15	21	27
Proceeds on disposal of associates and joint ventures	-	11	-	11
Proceeds on disposal of non current financial assets	-	-	-	1
Acquisition of subsidiaries, net of cash acquired	(93)	(69)	(187)	(233)
Purchases of property, plant and equipment and computer software	(725)	(813)	(1,569)	(1,644)
Purchases of non current financial assets	-	-	-	(1)
Purchases of current financial assets	(1,163)	(2,074)	(2,195)	(3,075)
Sale of current financial assets	1,254	1,372	2,421	2,299
Net cash used in investing activities	(706)	(1,547)	(1,494)	(2,528)

Cash flows from financing activities
Equity dividends paid	(785)	(784)	(787)	(786)
Dividends paid to minority interests	-	-	(1)	-
Interest paid	(150)	(72)	(442)	(329)
Repayments of borrowings	(533)	(80)	(618)	(736)
Repayment of finance lease liabilities	(5)	(8)	(9)	(12)
New bank loans and bonds	-	1,100	794	2,603
Net proceeds on issue of commercial paper	851	(218)	780	424
Repurchase of ordinary shares	(63)	(353)	(334)	(735)
Proceeds on issue of treasury shares	122	54	125	68
Net cash used in financing activities	(563)	(361)	(492)	497

Effects of exchange rate changes	7	5	5	3
Net decrease in cash and cash equivalents	(39)	(873)	(371)	(150)

Cash and cash equivalents at beginning of period	842	1,480	1,174	757

Cash and cash equivalents, net of bank overdrafts, at end of period (note 8 (c))	803	607	803	607

Free cash flow (note 8 (b))	369	171	(365)	19

Increase in net debt from cash flows	450	970	1,549	1,656

G ROUP BALANCE SHEET
at September 30, 2008

	September 30	September 30	March 31
	2008	2007	2008
	£m	£m	£m

Non current assets
Intangible assets	3,736	2,985	3,355
Property, plant and equipment	15,329	15,157	15,307
Derivative financial instruments	345	35	310
Investments	39	27	31
Associates and joint ventures	90	72	85
Trade and other receivables	988	656	854
Retirement benefit assets of the BT Pension Scheme	977	2,186	2,887
Deferred tax assets	-	27	-
	21,504	21,145	22,829

Current assets
Inventories	163	134	122
Trade and other receivables	4,889	4,790	4,449
Derivative financial instruments	86	56	77
Investments	214	1,049	440
Cash and cash equivalents	915	983	1,435
	6,267	7,012	6,523

Total assets	27,771	28,157	29,352

Current liabilities
Loans and other borrowings	1,869	3,350	1,524
Derivative financial instruments	267	257	267
Trade and other payables	6,926	6,811	7,591
Current tax liabilities	461	394	241
Provisions	55	87	81
	9,578	10,899	9,704

Total assets less current liabilities	18,193	17,258	19,648

Non current liabilities
Loans and other borrowings	10,766	7,981	9,818
Derivative financial instruments	464	1,040	805
Other payables	753	628	707
Deferred tax liabilities	1,967	2,153	2,513
Retirement benefit obligations	108	96	108
Provisions	266	217	265
	14,324	12,115	14,216
Capital and reserves
Called up share capital	408	432	420
Reserves	3,438	4,680	4,989
Total equity shareholders' funds	3,846	5,112	5,409
Minority interests	23	31	23
Total equity	3,869	5,143	5,432

	18,193	17,258	19,648

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    Basis of preparation and accounting policies

These condensed consolidated financial statements ("the financial statements") comprise the financial results of BT Group plc for the quarters and half years to September 30, 2008 and 2007, together with the audited balance sheet at March 31, 2008. The financial statements for the quarter and half year to September 30, 2008 have been reviewed by the auditors and their review opinion is on page 37. The financial statements have been prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority and with IAS 34 'Interim Financial Reporting'. The financial statements should be read in conjunction with the annual financial statements for the year to March 31, 2008.
The financial statements have also been prepared in accordance with the accounting policies as set out in the 2008 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. The 2008 Annual Report refers to new accounting standards and interpretations effective from April 1, 2008. None of these standards or interpretations have had a material impact on these financial statements.
The financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year to March 31, 2008 were approved by the Board of Directors on May 14, 2008, published on May 28, 2008 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.
In the fourth quarter and full year to March 31, 2008 certain investments previously held within cash and cash equivalents were reclassified to current available-for-sale assets, as management considered this to be the more appropriate maturity classification. Balance sheet comparative amounts at September 30, 2007, have been reclassified by £608 million to provide a consistent presentation. The impact in the cash flow statement for the quarter to September 30, 2007 has been to increase 'Sale of current financial assets' and 'Purchases of current financial assets' by £1,372 million and £1,718 million, respectively, and to decrease opening and closing cash and cash equivalents by £261 million and £608 million, respectively.

2

Results of businesses
(a)     Operating results

	External revenue	Internal revenue	Group revenue	EBITDA (ii)	Group operating profit (loss) (ii)
	£m	£m	£m	£m	£m
Second quarter to September 30, 2008
BT Global Services	2,157	-	2,157	119	(53)
BT Retail	2,038	89	2,127	421	318
BT Wholesale	860	308	1,168	320	148
Openreach	237	1,066	1,303	489	300
Other	11	-	11	80	31
Intra-group items (i)	-	(1,463)	(1,463)	-	-
Total	5,303	-	5,303	1,429	744

Second quarter to September 30, 2007*
BT Global Services	1,883	-	1,883	186	7
BT Retail	2,052	74	2,126	387	281
BT Wholesale	947	309	1,256	362	152
Openreach	208	1,099	1,307	471	301
Other	5	-	5	42	14
Intra-group items (i)	-	(1,482)	(1,482)	-	-
Total	5,095	-	5,095	1,448	755

Half year to September 30, 2008
BT Global Services	4,209	-	4,209	314	(39)
BT Retail	4,073	163	4,236	789	587
BT Wholesale	1,709	615	2,324	642	300
Openreach	471	2,138	2,609	980	607
Other	18	-	18	137	31
Intra-group items (i)	-	(2,916)	(2,916)	-	-
Total	10,480	-	10,480	2,862	1,486

Half year to September 30, 2007*
BT Global Services	3,698	-	3,698	364	14
BT Retail	4,042	131	4,173	718	503
BT Wholesale	1,957	617	2,574	737	318
Openreach	419	2,209	2,628	953	602
Other	12	-	12	101	34
Intra-group items (i)	-	(2,957)	(2,957)	-	-
Total	10,128	-	10,128	2,873	1,471

* Restated to reflect changes to the group's organisational structure and internal trading arrangements

  Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.
  Before specific items and leaver costs.

In 2008/2009 we have allocated any over or under recovery of direct costs in BT Design and BT Operate to the four customer facing lines of business. This amounts to £30 million of operating costs and £82 million of depreciation in the half year to September 30, 2008. In 2007/8 there was no such allocation as we were transforming the business and developing the trading model.

Results of businesses

continued

(b)
    Product revenue analysis

	Second quarter to September 30				Half year to September 30
	2008	2007	Better (worse)		2008	2007
	£m	£m	£m	%	£m	£m
Managed solutions	1,523	1,239	284	23	2,931	2,404
Broadband and convergence	649	636	13	2	1,289	1,251
Calls and lines	1,601	1,733	(132)	(8)	3,248	3,489
Transit, conveyance, interconnect circuits, WLR, global carrier and other wholesale products	822	859	(37)	(4)	1,649	1,752
Other	708	628	80	13	1,363	1,232
	5,303	5,095	208	4	10,480	10,128

(c)
    Revenue analysis

	Second quarter to September 30				Half year to September 30
	2008	2007	Better (worse)		2008	2007
	£m	£m	£m	%	£m	£m
Major corporate	2,055	1,793	262	15	4,016	3,540
Business	660	639	21	3	1,321	1,267
Consumer	1,236	1,289	(53)	(4)	2,464	2,520
Wholesale/Carrier	1,341	1,369	(28)	(2)	2,661	2,789
Other	11	5	6	n/m	18	12
	5,303	5,095	208	4	10,480	10,128

(d)    Capital expenditure on property, plant, equipment, software and motor vehicles

	Second quarter to September 30				Half year to September 30
	2008	2007	Better (worse)		2008	2007
	£m	£m	£m	%	£m	£m
Transmission equipment	237	279	42	15	453	568
Exchange equipment	10	24	14	58	19	55
Other network equipment	259	306	47	15	542	566
Computers and office equipment	36	21	(15)	(71)	62	55
Software	204	153	(51)	(33)	451	410
Motor vehicles and other	14	10	(4)	(40)	30	25
Land and buildings	6	6	-	-	11	23
	766	799	33	4	1,568	1,702

3 (a)
    Operating costs

	Second quarter to September 30		Half year to September 30
	2008	2007	2008	2007
	£m	£m	£m	£m
Staff costs before leaver costs	1,322	1,297	2,692	2,596
Leaver costs	36	43	109	51
Staff costs	1,358	1,340	2,801	2,647
Own work capitalised	(155)	(192)	(313)	(379)
Net staff costs	1,203	1,148	2,488	2,268
Depreciation and amortisation	685	693	1,376	1,402
Payments to telecommunication operators	1,043	1,054	2,080	2,116
Other operating costs	1,771	1,561	3,356	3,062
Total before specific items	4,702	4,456	9,300	8,848
Specific items (note 4)	38	191	65	240
Total	4,740	4,647	9,365	9,088

 (b)
    Leaver costs

	Second quarter to September 30		Half year to September 30
	2008	2007	2008	2007
	£m	£m	£m	£m
BT Global Services	20	9	26	10
BT Retail	4	5	7	5
BT Wholesale	2	1	2	1
Openreach	6	8	10	8
Other	4	20	64	27
Total	36	43	109	51

    Specific items
BT separately identifies and discloses any significant one off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

	Second quarter to September 30		Half year to September 30
	2008	2007	2008	2007
	£m	£m	£m	£m
Restructuring costs	38	167	65	216
Write off of circuit inventory and other working capital balances	-	24	-	24
Specific operating costs	38	191	65	240
Loss on sale of investment	-	-	-	1
Profit on disposal of associate	-	(9)	-	(9)
Net specific items charge before tax	38	182	65	232
Tax credit on specific items	(10)	(57)	(18)	(72)
Tax credit on re-measurement of deferred tax	-	-	-	(154)
Net specific items charge after tax	28	125	47	6

Net finance expense

	Second quarter to September 30		Half year to September 30
	2008	2007	2008	2007
	£m	£m	£m	£m
Finance expense [1] before pension interest	244	212	463	385
Interest on pension scheme liabilities	577	507	1,154	1,014
Finance expense	821	719	1,617	1,399

Finance income before pension income	(7)	(15)	(18)	(28)
Expected return on pension scheme assets	(655)	(612)	(1,310)	(1,224)
Finance income	(662)	(627)	(1,328)	(1,252)

Net finance expense	159	92	289	147

Net finance expense before pensions	237	197	445	357
Interest associated with pensions	(78)	(105)	(156)	(210)
Net finance expense	159	92	289	147

1
Finance expense in the second quarter and half year to September 30, 2008 includes a £11 million and £8 million net charge, respectively, arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis. Finance expense in the second quarter and half year to September 30, 2007 includes a £9 million and £3 million net charge, respectively, arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis.

    Dividends

	Half year to September 30		Half year to September 30
	2008	2007	2008	2007
	Pence per share		£m	£m
Amounts recognised as distributions to equity holders in the period	10.4	10.0	804	810

The Board has declared an interim dividend of 5.4 pence per share (5.4 pence last year), payable on February 9, 2009 to the shareholders on the register at the close of business on December 30, 2008. This interim dividend, amounting to £418 million, has not been included as a liability as at September 30, 2008 (£436 million as at September 30, 2007). The final dividend for the year to March 31, 2008 of 10.4 pence per share was approved at the Annual General Meeting on July 16, 2008 and was paid in the second quarter.

    Earnings per share
The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.
The average number of shares in the periods were:

	Second quarter to September 30		Half year to September 30
	2008	2007	2008	2007
	millions of shares		millions of shares
Basic	7,697	8,108	7,714	8,162
Diluted	7,761	8,343	7,789	8,394

8
    (a)
    Reconciliation of profit before tax to cash generated from operations

	Second quarter to September 30		Half year to September 30
	2008	2007	2008	2007
	£m	£m	£m	£m
Profit before tax	516	435	1,029	1,035
Depreciation and amortisation	685	693	1,376	1,402
Net finance expense	159	92	289	147
Associates and joint ventures	(5)	3	(6)	6
Employee share scheme costs	14	19	33	36
Profit on disposal of associates	-	(9)	-	(8)
Changes in working capital	(168)	(234)	(1,130)	(925)
Provisions, pensions and other movements	24	31	21	(199)
Cash generated from operations	1,225	1,030	1,612	1,494

(b)
    Free cash flow

	Second quarter to September 30		Half year to September 30
	2008	2007	2008	2007
	£m	£m	£m	£m
Cash generated from operations	1,225	1,030	1,612	1,494
Income taxes (paid) received	(2)	-	(2)	384
Net cash inflow from operating activities	1,223	1,030	1,610	1,878
Included in cash flows from investing activities
Net purchase of property, plant, equipment and software	(712)	(798)	(1,548)	(1,617)
Dividends received from associates	3	-	3	1
Interest received	5	11	12	86
Included in cash flows from financing activities
Interest paid	(150)	(72)	(442)	(329)
Free cash flow	369	171	(365)	19

    (b)
    Free cash flow
continued

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

(c)
    Cash and cash equivalents

	At September 30		At March 31
	2008	2007	2008
	£m	£m	£m
Cash at bank and in hand	712	819	732
Short term deposits	203	164	703
Cash and cash equivalents	915	983	1,435
Bank overdrafts	(112)	(376)	(261)
	803	607	1,174

9
    Net debt
Net debt at September 30, 2008 was £11,028 million (September 30, 2007: £9,618 million, March 31, 2008: £9,460 million).
Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to
Sterling
 at swapped rates where hedged.
This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to £89 million. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.

    (a)
    Analysis

	At September 30		At March 31
	2008	2007	2008
	£m	£m	£m
Loans and other borrowings	12,635	11,331	11,342
Cash and cash equivalents	(915)	(983)	(1,435)
Investments	(214)	(1,049)	(440)
	11,506	9,299	9,467
Adjustments:
To re-translate currency denominated balances at swapped rates where hedged	(155)	569	241
To recognise borrowings and investments at net proceeds and unamortised discount	(323)	(250)	(248)
Net debt	11,028	9,618	9,460

After allocating the element of the adjustments which impact loans and other borrowings, gross debt at September 30, 2008 was £12,066 million (September 30, 2007: £11,273 million, March 31, 2008: £11,076 million).

(b)
     Reconciliation of movement in net debt

	Second quarter to September 30		Half year to September 30
	2008	2007	2008	2007
	£m	£m	£m	£m
Net debt at beginning of period	10,581	8,631	9,460	7,914
Increase in net debt resulting from cash flows	450	970	1,549	1,656
Net debt assumed or issued on acquisitions	-	7	18	31
Currency movements	(9)	(1)	(8)	1
Other non-cash movements	6	11	9	16
Net debt at end of period	11,028	9,618	11,028	9,618

During the half year to September 30, 2008, the group issued debt of £1,574 million consisting mainly of a long term listed bond of £794 million maturing in 2015 and net commercial paper issuances of £780 million. Debt maturities amounted to £627 million. The net decrease in short term investments, including cash, resulted in a cash outflow of £602 million.

During the half year to September 30, 2007, the group issued debt of £3,027 million consisting mainly of long term listed bonds of £1,501 million, in aggregate, maturing in 2014, 2017 and 2037, bank borrowings of £300 million maturing in 2012 and short term borrowings of £1,224 million (including net commercial paper issuances of £424 million). Debt maturities amounted to £748 million. The net increase in short term investments, including cash, resulted in a cash inflow of £623 million.

1 0
    Statement of changes in equity

			Year to
	Half year to September 30		March 31
	2008	2007	2008
	£m	£m	£m

Shareholders' funds	5,409	4,238	4,238
Minority interest	23	34	34
Equity at beginning of period	5,432	4,272	4,272

Total recognised (expense) income for the period	(729)	2,310	3,903
Share based payment	34	17	55
Issues of shares	-	10	32
Tax on items taken directly to equity	-	-	(45)
Net purchase of treasury shares	(63)	(651)	(1,529)
Dividends on ordinary shares	(804)	(810)	(1,241)
Minority interest	(1)	(5)	(15)
Net changes in equity for the period	(1,563)	871	1,160

Equity at end of period
Shareholders' funds	3,846	5,112	5,409
Minority interest	23	31	23
Total equity	3,869	5,143	5,432

During the half year to September 30, 2008, the company purchased 142 million (2007: 229 million) of its own shares of 5p each for consideration of £309 million (2007: £727 million). In addition, 88 million (2007: 43 million) shares were issued from treasury to satisfy obligations under employee share schemes at a cost of £123 million (2007: £80 million). Excess proceeds received from options exercised under employee share arrangements of £nil (2007: £10 million) were credited to the share premium account. 250 million (2007: nil) treasury shares were cancelled at a cost of £797 million.

    Earnings before interest, taxation, depreciation and amortisation (EBITDA)

	Second quarter to September 30		Half year to September 30
	2008	2007	2008	2007
	£m	£m	£m	£m
Operating profit	670	521	1,312	1,179
Depreciation and amortisation (note 3)	685	693	1,376	1,402
Leaver costs (note 3)	36	43	109	51
Specific items (note 4)	38	191	65	241
EBITDA before specific items and leaver costs	1,429	1,448	2,862	2,873

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items and leaver costs is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.

12 Business Combinations
BT Global Services
During the half year to September 30, 2008, the group acquired 100 per cent of the issued share capital of Stemmer GmbH and SND GmbH, for a total consideration of £13 million. Provisional fair values for the assets and liabilities acquired and goodwill arising are as follows:

At date of acquisition	Book value	Provisional fair value
	£m	£m
Inventories	2	2
Trade and other receivables	4	4
Cash and cash equivalents	1	1
Trade and other payables	(4)	(4)
Net assets acquired	3	3
Goodwill		10
Total consideration		13

The fair values relating to the acquisition of Stemmer and SND GmbH are provisional due to the timing of the transaction. From the date of acquisition to September 30, 2008, Stemmer and SND have contributed to the group's results revenue of £7 million and profit of £0.3 million. If the acquisition had occurred on April 1, 2008, the group's revenue and profit would have been higher by a further £10 million and lower by £1 million, respectively.

BT Retail
During the half year to September 30, 2008, the group acquired 100 per cent of the issued share capital of Wire One Holdings Inc (Wire One) and Ufindus Ltd (Ufindus) for a total consideration of £95 million. Provisional fair values for the assets and liabilities acquired and goodwill arising are as follows:

At date of acquisition	Book value	Provisional fair value
	£m	£m
Intangible asset	-	26
Property, plant and equipment	1	1
Trade and other receivables	23	23
Cash and cash equivalents	3	3
Trade and other payables	(23)	(23)
Net assets acquired	4	30
Goodwill		65
Total consideration		95

The fair values relating to the acquisition of Wire One and Ufindus are provisional due to the timing of the transaction. From the date of acquisition to September 30, 2008, Wire One and Ufindus have contributed to the group's results revenue of £28 million and profit of £3 million. If the acquisitions had occurred on April 1, 2008, the group's revenue and profit would have been higher by a further £15 million and by £1 million, respectively.

Other
During the six months to September 30, 2008, the group acquired other smaller subsidiaries which are not part of the four customer facing lines of business, including Ribbit Corporation, for a total consideration of £75 million, including £9 million of deferred, contingent consideration. The provisional fair value of the combined net assets and goodwill arising in respect of these acquisitions were as follows:

At date of acquisition	Book value	Provisional fair value
	£m	£m
Intangible assets	-	30
Trade and other receivables	2	2
Cash and cash equivalents	5	5
Trade and other payables	(5)	(5)
Net assets acquired	2	32
Goodwill		43
Total consideration		75

The fair value adjustments relating to these acquisitions are provisional due to the timing of the transactions. From the date of acquisition, these acquisitions have contributed to the group's results revenue of £2 million and loss of £1 million. If the acquisitions had occurred on April 1, 2008, the group's revenue and profit would have been higher by a further £3 million and lower by £1 million, respectively.

13   Capital commitments
Capital expenditure for property, plant equipment and software contracted for at the balance sheet date but not yet incurred was £750 million (September 30, 2007: £1,028 million, March 31, 2008: £740 million).

    Related party transactions
During the half year to September 30, 2008, the group purchased services in the normal course of business and on an arm's length basis from its associate, Tech Mahindra Limited. The value of services purchased was £153 million (September 30, 2007: £145 million) and the amounts outstanding and payable for services at September 30, 2008 was £58 million (September 30, 2007: £114 million).

    Principal risks
Summarised below are the group's principal risks. All of them have the potential to impact our business, revenue, profits, assets and capital resources adversely.

•
The risk associated with some of our activities being subject to significant price and other regulatory controls;
•
The risk arising from facing strong competition in UK fixed-network services;
•
The risk that we are unsuccessful in exploiting new technology rapidly;
•
The risk that our strategy for transformation, which includes the targeting of significant growth in new business areas, is unsuccessful;
•
The risk that our business may be adversely affected if we fail to perform on major customer contracts;
•
The risk that we are unable to transfer substantial volumes of data speedily and without interruption; and
•
The risk associated with having a funding obligation to a defined benefit pension scheme. Declining investment returns, longer life expectancy and regulatory changes may result in the cost of funding our defined benefit scheme becoming a significant burden on our financial resources.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

    The directors confirm, to the best of their knowledge, that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union and that the Interim Management Report includes a fair review of the information required by Rules 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules of the United Kingdom Financial Services Authority.

12 November 2008

The names and functions of the BT Group plc board can be found at http://www.btplc.com/Thegroup/Ourcompany/Theboard/index.htm

Independent review report to BT Group plc on the interim financial information

Introduction
We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the three and six months to 30 September 2008, which comprises the group income statement, group statement of recognised income and expense, group cash flow statement and group balance sheet and related notes. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities
The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the
United Kingdom
's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting", as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (
UK
 and
Ireland
) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the
United Kingdom
. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (
UK
 and
Ireland
) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and six months to 30 September 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP, Chartered Accountants
London

12 November 2008

Note:

The maintenance and integrity of the group's website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial information since it was initially presented on the website.

Legislation in the
United Kingdom
 governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the
US
 Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: group revenue, EBITDA, earnings per share and free cash flow; Global Services' revenue, profitability and EBITDA; cost efficiency initiatives, gross cost savings and margin improvements; refinancing requirements; investment in, and the delivery and benefits of, BT's 21 st
 Century Network; and the rollout of next generation broadband and Ethernet services.
    Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.
    Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services not being realised; and general financial market conditions affecting BT's performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 13 November, 2008